Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

June 14, 2019

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s Laboratories announces entering into a definitive agreement to sell its neurology branded products to Upsher-Smith Laboratories, LLC”

This is for your information.

With regards,

Vikas Sabharwal
Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-4900 2135)	MITALI SARKAR mitali.sarkar@drreddys.com (Ph: +91-40-4900 2121)

Dr. Reddy’s Laboratories announces entering into a definitive agreement to sell its neurology branded products to Upsher-Smith Laboratories, LLC

Hyderabad, India, June 14, 2019	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. June 14, 2019 - Dr. Reddy’s Laboratories Limited (BSE: 500124, NSE: DRREDDY, NYSE: RDY), announces that it has entered into a definitive asset purchase agreement with Upsher-Smith Laboratories, LLC (Upsher-Smith), pursuant to which Dr. Reddy’s would sell its US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATM (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”), which are commercialized through its wholly owned subsidiary, Promius Pharma, LLC.

Under the agreement, Dr.Reddy’s will receive U.S.$70 million as upfront consideration, U.S.$40.5 million in near term milestones and additional financial considerations including, existing contractual obligation and inventory. Subsequently, Dr. Reddy’s will receive sales based royalties on a quarterly basis.

The closing of the transaction is subject to various customary closing conditions including antitrust review under Hart-Scott-Rodino Act.

“This is a testament to our strong R&D capabilities, and delivering solutions to unmet needs of patients. In a short time, we created a well-recognized migraine specialty business in the US and we look forward to our partnership with Upsher-Smith” said G.V. Prasad, Co-Chairman and CEO, Dr. Reddy’s Laboratories Limited.

“Tosymra and Zembrace were designed and developed with the goal of addressing unmet needs of large but discrete segments of patients suffering from episodic migraine who need options other than their current therapies. We are excited to partner with Upsher-Smith which has established a strong presence in neurology” said Anil Namboodiripad, Ph.D., Senior Vice President, Proprietary Products and Head, Promius Pharma.

Important Patient Safety Information for Zembrace SymTouch (sumatriptan injection) 3 mg and TOSYMRA (sumatriptan nasal spray) 10 mg.

Zembrace SymTouch and TOSYMRA can cause serious side effects, including: heart attack and other heart problems, which may lead to death.

Do not use Zembrace SymTouch and TOSYMRA if you have:

•	heart problems or a history of heart problems
•	narrowing of blood vessels to your legs, arms, stomach, or kidney (peripheral vascular disease)
•	uncontrolled high blood pressure
•	severe liver problems
•	hemiplegic migraines or basilar migraines. If you are not sure if you have these, ask your healthcare provider
•	had a stroke, transient ischemic attacks (TIAs), or problems with your blood circulation

•	taken any of the following medicines in the last 24 hours: almotriptan, eletriptan, frovatriptan, naratriptan, rizatriptan, ergotamines, or dihydroergotamine. Ask your healthcare provider if you are not sure if your medicine is listed above
•	are taking certain antidepressants, known as monoamine oxidase (MAO)-A inhibitors or it has been 2 weeks or less since you stopped taking a MAO-A inhibitor. Ask your healthcare provider or pharmacist for a list of these medicines if you are not sure.
•	an allergy to sumatriptan or any of the ingredients in Zembrace SymTouch and TOSYMRA.

You are encouraged to report negative side effects of prescription drugs. To report SUSPECTED SIDE EFFECTS, call Promius Pharma at 1-888-966-8766 or contact the FDA at 1-800-FDA-1088 (1-800-332-1088) or online at http://www.fda.gov/Safety/MedWatch

Please see Full Prescribing Information for Zembrace SymTouch and TOSYMRA.

For more information, please visit www.zembrace.com and www.mytosymra.com

COR-0619-356

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

About Promius Pharma LLC: Promius Pharma is a wholly-owned subsidiary of Dr. Reddy’s Laboratories, one of the largest and most respected pharmaceutical companies in the world. Promius Pharma is committed to bringing new products to market that meet patients’ needs. For more information, log on to: www.promiuspharma.com.

About Upsher Smith LLC: Upsher-Smith Laboratories, LLC is a trusted U.S. pharmaceutical company that strives to improve the health and lives of patients through an unwavering commitment to high-quality products and sustainable growth. Since 1919, it has brought generics and brands to a wide array of customers backed by an attentive level of service, strong industry relationships, and dedication to uninterrupted supply. For more information, visit www.upsher-smith.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.